UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Orange County Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

68417L107
(CUSIP Number)

August 4, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 68417L107	13G	Page 2 of 5 Pages

1	Names of Reporting Persons Robert W. Morrison
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Unites States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 327,092
	6	Shared Voting Power 0
	7	Sole Dispositive Power 327,092
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 327,092
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 5.80%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 68417L107	13G	Page 3 of 5 Pages

Item 1

(a)	Name of Issuer

Orange County Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices

212 Dolson Avenue
Middletown, NY 10940

Item 2

(a)	Name of Person Filing

Robert W. Morrison

(b)	Address of Principal Business Office

35 Front Jacques Street, Apt #2
Somerville, MA 02145

(c)	Citizenship or Place of Organization

United States

(d)	Title of Class of Securities

Common Stock, par value $0.50 per share

(e)	CUSIP Number

68417L107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).
(e) ☐ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

CUSIP NO. 68417L107	13G	Page 4 of 5 Pages

(f) ☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and
(j) ☐ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 327,092
(b)	Percent of class: 5.8%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 327,092
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 327,092
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP NO. 68417L107	13G	Page 5 of 5 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2022

/s/ Robert W. Morrison
Name: Robert W. Morrison